Ridgewood Providence Power Partners, L.P.

                              Financial Statements

                        December 31, 2003, 2002 and 2001

                        Report of Independent Accountants

Partners'
Ridgewood Providence Power Partners, L.P.



We have audited the accompanying balance sheet of Ridgewood Providence Power Partners, L.P. as of December 31, 2003 and the related consolidated statement of operations, changes in partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Providence Power Partners, L.P. at December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.



/s/ Perelson Weiner, LLP

New York, NY
March 26, 2004

                        Report of Independent Accountants


To the Partners of
Ridgewood Providence Power Partners, L.P.:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in partners' equity and of cash flows present fairly, in all material respects, the financial position of Ridgewood Providence Power Partners, L.P. (the "Partnership") at December 31, 2002, and the results of its operations and its cash flows for the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Pricewaterhouse Coopers LLP
Florham Park, NJ
March 28, 2003

Ridgewood Providence Power Partners, L.P.
Balance Sheets
--------------------------------------------------------------------------------
                                                           December 31,
                                                   -----------------------------
                                                        2003            2002
                                                   ------------    -------------
Assets:
Cash and cash equivalents ......................   $    705,600    $      2,257
Accounts receivable, trade .....................        905,414       1,220,285
Due from affiliates ............................        200,272         266,285
Debt reserve fund ..............................        756,928             ---
Other current assets ...........................         65,733         338,328
                                                   ------------    ------------
     Total current assets ......................      2,633,947       1,827,155

Plant and equipment ............................     15,933,314      15,928,000
Accumulated depreciation .......................     (5,729,128)     (4,925,939)
                                                   ------------    ------------
                                                     10,204,186      11,002,061
                                                   ------------    ------------

Electric power sales contract ..................      8,338,040       8,338,040
Accumulated amortization .......................     (4,281,401)     (3,725,557)
                                                   ------------    ------------
                                                      4,056,639       4,612,483
                                                   ------------    ------------

Spare parts ....................................        823,464         724,615
Debt reserve fund ..............................            ---          749,82
                                                   ------------    ------------

     Total assets ..............................   $ 17,718,236    $ 18,916,135
                                                   ------------    ------------


Liabilities and Partners' Equity:

Liabilities:
Current maturities of long-term debt ...........   $    867,223    $    955,202
Accounts payable and accrued expenses ..........        215,440         294,480
Due to affiliates ..............................        754,204         784,710
                                                   ------------    ------------
     Total current liabilities .................      1,836,867       2,034,392

Long-term debt, less current portion ...........            ---         867,223
Commitments and contingencies
                                                            ---             ---

Partners' equity:
General partner ................................        158,812         160,144
Limited partners ...............................     15,722,557      15,854,376
                                                   ------------    ------------
     Total partners' equity ....................     15,881,369      16,014,520
                                                   ------------    ------------

     Total liabilities and partners' equity ....   $ 17,718,236    $ 18,916,135
                                                   ------------    ------------









               See accompanying notes to the financial statements.

Ridgewood Providence Power Partners, L.P.
Statements of Operations
--------------------------------------------------------------------------------

                                     For the Year Ended December 31,
                               -------------------------------------------------
                                   2003           2002           2001
                               -----------    -----------    -----------

Power generation revenue ...   $ 7,226,823    $ 6,791,676    $ 6,925,308
Renewable attribute revenue        772,370            ---            ---
Sublease income ............       553,764        552,444        547,000
                               -----------    -----------    -----------
     Total revenue .........     8,552,957      7,344,120      7,472,308

Cost of sales, including
     depreciation
     and amortization of
     $1,359,033,
     $1,354,476 and
     $1,349,003 in
     2003, 2002 and 2001 ...     6,023,645      5,885,503      5,840,911
                               -----------    -----------    -----------

Gross profit ...............     2,529,312      1,458,617      1,631,397
                               -----------    -----------    -----------

General and administrative
  expenses .................       809,697        797,485        797,283
Other operating income .....      (162,991)      (197,284)           ---
                               -----------    -----------    -----------
   Total other operating
     expense ...............       646,706        600,201        797,283
                               -----------    -----------    -----------

Income from operations .....     1,882,606        858,416        834,114
                               -----------    -----------    -----------

Other income (expense):
     Interest income .......         8,630         15,842         48,701
     Interest expense ......      (129,829)      (217,210)      (472,479)
     Other income ..........           ---         13,231            ---
                               -----------    -----------    -----------
         Other income
           (expense), net ..      (121,199)      (188,137)      (423,778)
                               -----------    -----------    -----------

Net income .................   $ 1,761,407    $   670,279    $   410,336
                               -----------    -----------    -----------
























               See accompanying notes to the financial statements.

Ridgewood Providence Power Partners, L.P.
Statements of Changes In Partners' Equity
For the Years Ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

                                   Limited           General
                                   Partners          Partner           Total
                                 ------------     ------------     -------------

Partners' equity,
   January 1, 2001 ..........    $ 15,774,790     $    159,340     $ 15,934,130

Distributions ...............        (990,223)         (10,002)      (1,000,225)

Net income for the year .....         406,233            4,103          410,336
                                 ------------     ------------     ------------
Partners' equity,
  December 31, 2001 .........      15,190,800          153,441       15,344,241

Net income for the year .....         663,576            6,703          670,279
                                 ------------     ------------     ------------
Partners' equity,
  December 31, 2002 .........      15,854,376          160,144       16,014,520

Distributions ...............      (1,875,612)         (18,946)      (1,894,558)

Net income for the year .....       1,743,793           17,614        1,761,407
                                 ------------     ------------     ------------
Partners' equity,
December 31, 2003 ...........    $ 15,722,557     $    158,812     $ 15,881,369
                                 ------------     ------------     ------------





























               See accompanying notes to the financial statements.

Ridgewood Providence Power Partners, L.P.
Statements of Cash Flows
--------------------------------------------------------------------------------

                                             For the Year Ended December 31,
                                       -----------------------------------------
                                           2003           2002           2001
                                       -----------    -----------    -----------
Cash flows from
  operating activities:
Net income ........................   $ 1,761,407    $   670,279    $   410,336
                                       -----------    -----------    -----------
Adjustments to reconcile
  net income to cash flows
  from operating activities:
   Depreciation and amortization ..     1,359,033      1,354,476      1,349,003
   Changes in assets and liabilities:
     Decrease (increase)
      in accounts receivable,
      trade .......................       314,871       (627,116)        (8,652)
     Decrease (increase)
      in other current assets .....       272,595       (288,204)          (533)
     (Increase) decrease in
       spare parts ................       (98,849)       (60,118)        18,215
     Decrease in accounts payable
       and accrued expenses .......       (79,040)       (41,013)        (8,092)
     Increase (decrease) in
      due to/from
      affiliates, net .............        35,507       (897,713)       (25,099)
                                       -----------    -----------    -----------

       Total adjustments ..........     1,804,117       (559,688)     1,324,842
                                       -----------    -----------    -----------
       Net cash provided by
        operating activities ......     3,565,524        110,591      1,735,178
                                       -----------    -----------    -----------
Cash flows from
  investing activities:
Capital expenditures ..............        (5,314)       (44,239)       (45,104)
                                       -----------    -----------    -----------
       Net cash used in
         investing activities .....        (5,314)       (44,239)       (45,104)
                                       -----------    -----------    -----------

Cash flows from
  financing activities:
Cash distributions to partners ....    (1,894,558)           ---     (1,000,225)
Payments of long-term debt ........      (955,202)      (868,098)      (788,937)
Increase in debt reserve fund .....        (7,107)       (11,595)       (27,713)
                                       -----------    -----------    -----------
       Net cash used in
          financing activities ....    (2,856,867)      (879,693)    (1,816,875)
                                       -----------    -----------    -----------

Net increase (decrease) in
   cash and cash equivalents ......       703,343       (813,341)      (126,801)

Cash and cash equivalents,
   beginning of year ..............         2,257        815,598        942,399
                                       -----------    -----------    ----------
Cash and cash equivalents,
   end of year ....................   $   705,600    $     2,257    $   815,598
                                       -----------    -----------    -----------


















               See accompanying notes to the financial statements.

Ridgewood Providence Power Partners, L.P.
Notes to Financial Statements
--------------------------------------------------------------------------------

1. Organization and Business Activity

In February 1996, Ridgewood Providence Power Partners, L.P. was formed as a Delaware limited partnership (the "Partnership"). Ridgewood Providence Power Corporation, a Delaware corporation, is the sole general partner of the Partnership and is owned by Ridgewood Electric Power Trust III ("Trust III") and Ridgewood Electric Power Trust IV ("Trust IV"), both Delaware business trusts, (collectively, the "Trusts"). The Trusts are the limited partners in the Partnership.

In April 1996, the Partnership purchased substantially all of the net assets of Northeastern Landfill Power Joint Venture. The assets acquired include a 13.8 megawatt capacity electrical generating station, located at the Central Landfill in Johnston, Rhode Island (the "Providence Project"). The Providence Project includes nine reciprocating electric generator engines, which are fueled by methane gas produced by and collected from the landfill. The electricity generated is sold to New England Power Service Company under a long-term contract.

The profits and losses of the Partnership are allocated 1% to the general partner and 99% to the limited partners in accordance with their capital contribution (63.7% to Trust IV and 35.3% to Trust III).

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, requires the Partnership to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Partnership evaluates its estimates, including bad debts, intangible assets and recordable liabilities for litigation and other contingencies. The Partnership bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

New Accounting Standards and Disclosures

SFAS 143
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, Accounting for Asset Retirement Obligations, on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value, with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciated in accordance with normal depreciation policy and the liability will be adjusted for the time value of money, with a charge to the income statement, until the obligation is settled. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Partnership adopted SFAS 143 effective January 1, 2003, with no material impact on the financial statements.

SFAS 145
In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction. SFAS No. 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Partnership adopted SFAS 145 effective January 1, 2003, with no material impact on the financial statements.

SFAS 146
In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. The Partnership adopted SFAS 146 effective January 1, 2003, with no material impact on the financial statements.

FIN 45
In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Partnership adopted the disclosure provisions of FIN 45 during the fourth quarter of 2002 with no material impact on the financial statements.

SFAS 149
In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Partnership adopted SFAS 149 effective July 1, 2003, with no material impact on the financial statements.

SFAS 150
In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. The Partnership adopted SFAS 150 effective July 1, 2003, with no material impact on the financial statements.

Significant Accounting Policies

Cash and cash equivalents
The Partnership considers all highly liquid investments with maturities when purchased of three months or less, as cash and cash equivalents. Cash balances with banks as of December 31, 2003, exceeded insured limits by approximately $1,260,000.

Trade receivables
Trade receivables are recorded at invoice price and do not bear interest. No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customer.

Revenue recognition
Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the power sales contract. Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available. Billings to customers for power generation generally occurs during the month following delivery. Final billings typically do not vary significantly from estimates.

Renewable attribute revenue is derived from the sale of the renewable portfolio standard attributes ("RPS Attributes"). As discussed in Note 9, qualified renewable electric generation facilities produce RPS Attributes when they generate electricity. RPS Attributes have various classes, with each class assigned a limited life. Renewable attribute revenue is recorded in the month the attributes are produced as the Partnership has substantially completed its obligations for entitled benefits, represented by the underlying generation of power within specific environmental requirements.

Interest income is recorded when earned.

Impairment of Long-Lived Assets and Intangibles
In accordance with the provisions of SFAS No. 144, the Partnership evaluates long-lived assets, such as fixed assets and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset. If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the discounted cash flows attributable to the asset or the estimated fair value of the asset.

Plant and equipment
Plant and equipment, consisting principally of electrical generating equipment, is stated at cost. Major renewals and betterments that increase the useful lives of the assets are capitalized. Repair and maintenance expenditures are expensed as incurred. The Partnership periodically assesses the recoverability of plant and equipment, and other long-term assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Depreciation is recorded using the straight-line method over the estimated useful life of the assets, which is 20 years. During the years ended December 31, 2003, 2002 and 2001, the Partnership recorded depreciation expense of $803,164, $798,607 and $793,134, respectively.

Electric Power Sales Contract
A portion of the purchase price of the Providence Project was assigned to the Electric Power Sales Contract and is being amortized over 15 years on a straight-line basis through its early termination date of 2010. The electric power sales contract is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During 2003, 2002 and 2001, the Partnership recorded amortization expense of $555,869 in each year.

Spare Parts
Spare parts inventory, consisting of engine parts, are stated at the lower of cost or market, with cost being determined on the first-in, first-out method.

Supplemental cash flow information
Total interest paid during the years ended December 31, 2003, 2002 and 2001, was $129,829, $220,758 and $299,919, respectively.

Income taxes
No provision is made for income taxes in the accompanying financial statements as the income or loss of the Partnership is passed through and included in the tax returns of the partners.

Reclassification
Certain items in previously issued financial statements have been reclassified for comparative purposes. This had no effect on income or loss.



3. Long-Term Debt

Following is a summary of long-term debt at December 31, 2003 and 2002:

                                                       2003           2002
                                                   -----------    -----------
Senior collateralized non recourse notes payable   $   867,223    $ 1,822,425
Less current maturity ..........................      (867,223)      (955,202)
                                                   -----------    -----------
Total long term debt ...........................   $      --      $   867,223
                                                   -----------    -----------

The senior collateralized non-recourse notes are due in monthly installments of $90,738, including interest at 9.6%. Although the final payment was due on October 15, 2004, the Partnership made a payment of $813,257 on February 13, 2004 to pay off its remaining debt. The final payment consisted of cash and the transfer of the balance in the restricted debt reserve fund at February 13, 2004. The notes provided for additional interest equal to 5% of the annual net cash flow of the Partnership, as defined. No additional interest was due for the years ended December 31, 2003, 2002 and 2001. The notes were collateralized by a leasehold mortgage on the Partnership's landfill lease agreements and substantially all of the assets of the Partnership. The loan agreement also provided for a cash funded debt reserve fund. At December 31, 2003 and 2002, the cash balance in the restricted debt reserve fund was $756,928 and $749,821, respectively. Additions and reductions to the reserve account are defined in the loan agreement. The loan agreement contained various covenants, including the maintenance of a specified debt service ratio.

4. Fair Value of Financial Instruments

At December 31, 2003 and 2002, the carrying values of the Partnership's cash and cash equivalents, accounts receivable, debt reserve and accounts payable and accrued expenses approximate their fair values. The fair value of the long-term debt, calculated using current rates for loans with similar maturities, does not differ materially from its carrying value.

5. Electric Power Sales Contract

The Partnership is committed to sell all of the electricity it produces to New England Power Service Company ("NEP") for prices as specified in the Power Purchase Agreement. The prices are adjusted annually for changes in the Consumer Price Index, as defined. The NEP agreement expires in the year 2020 and can be terminated by either party under certain conditions in 2010.

6. Landfill Lease and Sublease

The Partnership leases the Central Landfill, located in Johnston, Rhode Island from Rhode Island Resource Recovery Corporation ("RIRRC"). The lease expires in 2020 and can be extended for an additional 10 years. This operating lease requires the Partnership to pay a royalty equal to 15% of net revenues, as defined, until the year 2006. For subsequent years, the royalty is 15% of net revenues for each month in which the average daily kilowatt hour production is less than 180,000 and 18% of net revenues for each month in which the average daily kilowatt hour production exceeds 180,000. For the years ended December 31, 2003, 2002 and 2001, royalty expense relating to the RIRRC lease amounted to $1,069,192, $1,003,182 and $1,025,448, respectively. The royalty expense has been included in the cost of sales in the Statements of Operations.

The Partnership subleases the Central Landfill to the Central Gas Limited Partnership ("Gasco"). Gasco operates and maintains the landfill gas collection system and supplies landfill gas to the Providence Project. The sublease agreement is effective through December 31, 2010 and provides for the following:

Sublease income - Effective January 1, 2001, Gasco is to pay the Partnership an annual amount equal to the product of $44,833, which is adjusted annually for inflation, times the assumed output capacity of each original engine generator set in megawatts installed and operated by the joint venture. Income recorded under the sublease amounted to $553,764, $552,444 and $547,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Fuel expense - The Partnership agreed to purchase all the landfill gas produced by Gasco and pay on a monthly basis $.014788 per kilowatt hour for the first 4,000,000 kilowatt hours, $.005 per kilowatt hour for kilowatt hours in excess of 4,000,000 and $.05 per million BTU's of excess landfill gas. The price is adjusted annually for changes in the Consumer Price Index, as defined. Purchases from Gasco for the years ended December 31, 2003, 2002 and 2001 amounted to $992,711, $941,605 and $937,731, respectively.

7. Transactions with Affiliates

Under an Operating Agreement with the Trusts, Ridgewood Power Management LLC ( "Ridgewood Management"), an entity related to the managing shareholder of the Trusts through common ownership, provides management, purchasing, engineering, planning and administrative services to the Partnership. Ridgewood Management charges the partnership at its cost for these services and for the allocable amount of certain overhead items. Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by Ridgewood Management. During the years ended December 31, 2003, 2002 and 2001, Ridgewood Management charged the Partnership $451,626, $570,159 and $538,262, respectively, for overhead items allocated in proportion to the amount invested in projects managed. Ridgewood Management also charged the Partnership for all of the remaining direct operating and non-operating expenses incurred during the periods.

The Partnership records short-term payables and receivables from other affiliates in the ordinary course of business. The amounts payable and receivable with the other affiliates do not bear interest. At December 31, 2003 and 2002, the Partnership had outstanding payables and receivables, with the following affiliates:

                                   As of December 31,
                              Due To               Due From
                       -----------------------------------------
                          2003      2002        2003      2002
                       -------------------   -------------------
Ridgewood Management   $  1,311   $344,216   $   --     $   --
Ridgewood Power ....     98,000       --         --         --
Trust III ..........    570,073       --         --      266,285
Trust IV ...........       --      356,473    200,272       --
Other affiliates ...     84,820     84,021       --         --
                       -------------------   -------------------
Total ..............   $754,204   $784,710   $200,272   $266,285
                       ===================   ===================


The Trusts charged interest on certain amounts payable at 9.6% per annum, which resulted in interest expense of $179,503 for the year ended December 31, 2001. The Trusts ceased charging interest effective January 1, 2002.

8. Insurance Claim

During the first quarter of 2002, the Partnership experienced the failure of one of its engines. The Partnership submitted a claim with its insurance carrier for the replacement of the engine and lost profits as a result of the business interruption it experienced. For the years ended December 31, 2003 and 2002, the Partnership had recorded $162,991 and $197,284, respectively, of other operating income as a result of its claims. The Partnership received the proceeds from its insurance claims in the first and third quarters of 2003.

9. Renewable Attribute Revenue

In 1997, Massachusetts enacted the Electric Restructuring Act of 1997 (the "Restructuring Act"). Among other things, the Restructuring Act requires that all retail electricity suppliers in Massachusetts (i.e. those entities supplying electric energy to retail end-use customers in Massachusetts) purchase a minimum percentage of their electricity supplies from qualified new renewable generation units powered by one of several renewable fuels, such as solar, biomass or landfill. Beginning in 2003, each such retail supplier must obtain at least one (1%) percent of its supply from qualified new renewable generation units. Each year thereafter, the requirement increases one-half of one percentage point until 2009, when the requirement equals four (4%) percent of each retail supplier's sales in that year. Subsequent to 2009, the increase in the percentage requirement will be determined and set by the DOER.

On January 17, 2003, the Partnership received a "Statement of Qualification" from the Massachusetts Division of Energy Resources ("DOER") pursuant to the renewable portfolio standards ("RPS") adopted by Massachusetts. Since the Partnership has now become qualified, it is able to sell to retail electric suppliers the RPS Attributes associated with its electrical energy. Retail electric suppliers need to purchase RPS Attributes associated with renewable energy and not necessarily the energy itself. Thus, electrical energy and RPS Attributes are separable products and need not be sold or purchased as a bundled product. Retail electric suppliers in Massachusetts will then use the purchase of such RPS Attributes to demonstrate compliance with the Restructuring Act and RPS Regulations.

For the year ended December 31, 2003, the Partnership recorded Renewable attribute revenue totaling $772,370.